UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March , 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2007

Mizuho Financial Group, Inc.

By:	/s / Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

March 12, 2007

To whom it may concern

Corporate Name	: Mizuho Financial Group, Inc.
Representative	: Terunobu Maeda, President & CEO
Head Office	: 5-5, Otemachi 1-chome
Chiyoda-ku, Tokyo, Japan
Code Number	: 8411(TSE 1st Sec., OSE 1st Sec.)

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors, corporate auditors and executive officers (including changes in their areas of responsibility) of the following entities within the Group :

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Securities Co., Ltd.

Mizuho Trust & Banking Co., Ltd.

Tel: +81-(0)3-5224-2026 Public Relations Office Corporate Communications Mizuho Financial Group, Inc.

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (effective as of April 2, 2007)	Current Position
Mr. Masato Ono	Deputy President Head of Internal Audit Group	Mizuho Bank, Ltd. Managing Executive Officer Branch Banking Division

Mr. Hiroshi Motoyama	Managing Executive Officer Head of Strategic Planning Group and Head of IT, Systems & Operations Group	Mizuho Corporate Bank, Ltd. Executive Officer General Manager of IT & Systems Planning Division

Mr. Masanori Murakami	Executive Officer General Manager of Corporate Communications	Mizuho Corporate Bank, Ltd. General Manager of Syndicated Finance Division

Mr. Hidemi Hiroi	Executive Officer General Manager of Group Strategic Planning	General Manager of Group Strategic Planning

Mr. Shunichi Asada	Director	Deputy President (Representative Director) Head of Internal Audit Group

Mr. Tetsuji Kosaki	Director	Managing Director and Managing Executive Officer Head of Strategic Planning Group and Head of IT, Systems & Operations Group

Mr. Hiroshi Kiyama	Retired	Executive Officer General Manager of Corporate Planning

Mr. Yoshiaki Ohashi	Retired	Executive Officer General Manager of Corporate Communications

Mr. Tetsuro Sugiura	Retired	Executive Officer Mizuho Research Institute, Ltd. Managing Executive Officer

Mr. Shuzo Haimoto	Retired	Executive Officer General Manager of Human Resources

Name	New Position (to become effective in late June 2007)	Current Position
Mr. Masato Ono	Deputy President (Representative Director) Head of Internal Audit Group	(Mentioned above)

Mr. Hiroshi Motoyama	Managing Director and Managing Executive Officer Head of Strategic Planning Group and Head of IT, Systems & Operations Group	(Mentioned above)

Mr. Akihiko Nomiyama	Director	Nippon Mining Holdings, Inc. Special Advisor

Mr. Kanemitsu Anraku	Director	Nissan Motor Co., Ltd. former Vice Chairman Nissan Network Holdings Co., Ltd. Counselor

Mr. Shigeru Yamamoto	Corporate Auditor (full-time)	Mizuho Corporate Bank, Ltd. Managing Executive Officer Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Corporate Restructuring Business Unit

Mr. Shunichi Asada	Retired	(Mentioned above)

Mr. Tetsuji Kosaki	Retired	(Mentioned above)

Mr. Yoshiharu Fukuhara	Retired	Director

Mr. Glen S. Fukushima	Retired	Director

Mr. Junichi Iwabuchi	Retired	Corporate Auditor (full-time)

The appointment of Messrs. Masato Ono, Hiroshi Motoyama, Akihiko Nomiyama and Kanemitsu Anraku as directors and the appointment of Mr. Shigeru Yamamoto as corporate auditor are subject to approval at the regular general meeting of shareholders of MHFG to be held in late June 2007.

Each of Messrs. Nomiyama and Anraku qualifies as an “outside director” under the Company Law of Japan.

[Director and Corporate Auditor Nominees]

(Nominees are subject to approval by the regular general meeting of shareholders to be held in late June 2007)

Name	Masato Ono
Date of Birth	Nov. 4, 1950
Education	Mar. 1974	Graduated from Faculty of Business and Commerce, Keio University
Business Experience	Apr. 1974

Joined The Dai-ichi Kangyo Bank, Limited

Executive Officer, General Manager of Corporate Banking

Coordination Division of Mizuho Corporate Bank, Ltd.

Managing Executive Officer

Managing Executive Officer, Head of Financial Products Unit

Managing Executive Officer of Mizuho Bank, Ltd. (current)

Name	Hiroshi Motoyama
Date of Birth	June 15, 1954
Education	Mar. 1977	Graduated from Faculty of Economics, the University of Tokyo
Business Experience	Apr. 1977

Joined The Industrial Bank of Japan, Limited

Joint General Manager of Human Resources Division of Mizuho Bank, Ltd.

General Manager of Corporate Banking Division No.9 of Mizuho Corporate Bank, Ltd.

Executive Officer, IT & Systems Planning Division (current)

Name	Akihiko Nomiyama
Date of Birth	June 15, 1934
Education	Mar. 1957	Graduated from Faculty of Law, the University of Tokyo
Business Experience	Apr. 1957

Joined Nippon Mining Co., Ltd.

Director

Managing Director

Managing Director of Nikko Kyodo Co., Ltd.

Managing Director of Japan Energy Corporation

Senior Managing Director

President and CEO (Representative Director)

Chairman, President and CEO (Representative Director)

Chairman and CEO (Representative Director)

President and CEO (Representative Director) of Nippon Mining Holdings, Inc.

Chairman (Representative Director)

Special Advisor (current)

Name	Kanemitsu Anraku
Date of Birth	Apr. 21, 1941
Education	Mar. 1964	Graduated from Faculty of Economics, the University of Tokyo
Business Experience	Apr. 1964

Joined Nissan Motor Co., Ltd.

Director

Managing Director

Executive Vice President (Representative Director)

Vice Chairman (member of the board of directors)

Vice Chairman

President (Representative Director) of Nissan Real Estate

Development Corporation

Counselor

Counselor of Nissan Network Holdings Co., Ltd. (current)

Name	Shigeru Yamamoto
Date of Birth	July 5, 1951
Education	Mar. 1975	Graduated from Faculty of Law, the University of Tokyo
Business Experience	Apr. 1975

Joined The Industrial Bank of Japan, Limited

General Manager of Securities Division of Mizuho Corporate

Bank, Ltd.

General Manager of Credit Risk Management Division

Executive Officer, General Manager of Credit Risk Management

Division

Managing Executive Officer, Head of Corporate Restructuring

Business Unit, Chief Credit Officer

Managing Executive Officer, Head of Global Portfolio

Management Unit, Head of Financial Institutions & Public Sector

Business Unit, Head of Corporate Restructuring Business Unit (current)

[Executive Officer Appointees]

Name	Masanori Murakami
Date of Birth	Dec. 25, 1955
Education	Mar. 1978	Graduated from Faculty of Law, the University of Tokyo
Business Experience	Apr. 1978	Joined The Industrial Bank of Japan, Limited
Deputy General Manager of Corporate Banking Coordination Division of Mizuho Corporate Bank, Ltd.
Senior Manager of Syndicated Finance Administration Division
General Manager of Syndicated Finance Administration Division
General Manager of Syndicated Finance Division (current)

Name	Hidemi Hiroi
Date of Birth	Nov. 16, 1954
Education	Mar. 1979	Graduated from Faculty of Economics, the University of Tokyo
Business Experience	Apr. 1979

Joined The Industrial Bank of Japan, Limited

Senior Manager of Corporate Banking Coordination Division of Mizuho Corporate Bank, Ltd.

Joint General Manager of Corporate Banking Coordination Division

General Manager of Hiroshima Corporate Banking Division

General Manager of Group Strategic Planning of Mizuho

Financial Group, Inc. (current)

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (effective as of April 2, 2007)	Current Position
Mr. Takashi Nonaka	Deputy President (Representative Director) Compliance Group, Branch Banking Division	Managing Director and Managing Executive Officer Consumer and Private Banking Group

Mr. Tetsuji Kosaki	Deputy President (Representative Director) Internal Audit Group	Mizuho Financial Group, Inc. Managing Director and Managing Executive Officer Head of Strategic Planning Group and Head of IT, Systems & Operations Group

Mr. Haruhisa Shiraishi	Managing Director and Managing Executive Officer IT & System Group, Branch Banking Division	Managing Director and Managing Executive Officer IT & System Group

Mr. Naomi Inoue	Managing Director and Managing Executive Officer Operations Group, Branch Banking Division, Customer Satisfaction Division	Managing Executive Officer Operations Group, Customer Satisfaction Division

Mr. Takuro Yoshida	Managing Director and Managing Executive Officer Corporate Banking Group	Managing Executive Officer Corporate Banking Group

Mr. Shuzo Haimoto	Managing Director and Managing Executive Officer Risk Management Group, Human Resources Group, Compliance Group(joint)	Mizuho Financial Group, Inc. Executive Officer General Manager of Human Resources

Mr. Kaoru Itoh	Managing Executive Officer Branch Banking Division	Managing Executive Officer Public Sector Banking Group, Branch Banking Division

Mr. Nobutake Nishijima	Managing Executive Officer Business Development Division	Managing Executive Officer Products Group

Mr. Masaki Tashiro	Managing Executive Officer Credit Division	Executive Officer General Manager of Credit Supervision Division I

Name	New Position (effective as of April 2, 2007)	Current Position
Mr. Makoto Nogami	Managing Executive Officer Branch Banking Division	Executive Officer General Manager of Shibuya-chuo Branch

Mr. Naoto Tsumita	Managing Executive Officer Public Sector Banking Group, Branch Banking Division	Executive Officer General Manager of Internal Audit Division

Mr. Nobuhiro Ishikawa	Managing Executive Officer Credit Division	Executive Officer General Manager of Kobunacho Branch

Mr. Takeshi Mitsuma	Managing Executive Officer Consumer and Private Banking Group	Executive Officer General Manager of Consulting Business Division

Mr. Ippei Miyata	Executive Officer	General Manager of Branch Banking Unit IV

Mr. Yuichi Kawamoto	Executive Officer	General Manager of Credit and Alternative Investment Division

Mr. Tomozo Yoshikawa	Executive Officer	General Manager of Financial Planning Division

Mr. Fukuju Kishino	Executive Officer	General Manager of Toranomon Branch

Mr. Sunao Hirata	Executive Officer	General Manager of Operations Planning Division

Mr. Mutsuo Kanazawa	Executive Officer	General Manager of Branch Banking Unit VI

Mr. Kenkichi Nomura	Executive Officer	General Manager of Administrative Operations Division

Mr. Yukio Yokoyama	Executive Officer	General Manager of Shibuya Branch

Mr. Takeo Nakano	Executive Officer	Mizuho Corporate Bank, Ltd. Senior Corporate Officer of Financial Control & Accounting Group

Mr. Masatoshi Yano	Executive Officer	General Manager of Head Office

Mr. Kunihiro Kondo	Executive Officer	General Manager of Kudan Branch

Mr. Masahiko Furutani	Executive Officer	General Manager of Corporate Finance Division

Name	New Position (effective as of April 2, 2007)	Current Position
Mr. Hiroshi Kiyama	Corporate Auditor (full-time)	Mizuho Financial Group, Inc. Executive Officer General Manager of Corporate Planning

Mr. Teruo Fujino	Corporate Auditor (full-time)	General Manager of Compliance Division

Mr. Mitsuru Machida	Retired	Deputy President (Representative Director) Compliance Group, Branch Banking Division

Mr. Toshikazu Kitano	Retired	Deputy President (Representative Director) Internal Audit Group

Mr. Kiyotaka Noborihayashi	Retired	Managing Director and Managing Executive Officer Credit Division

Mr. Hideaki Saito	Retired	Managing Director and Managing Executive Officer Risk Management Group, Human Resources Group, Compliance Group (joint)

Mr. Akira Kiyohara	Retired (effective as of March 27, 2007)	Managing Executive Officer Credit Division

Mr. Masato Ono	Retired	Managing Executive Officer Branch Banking Division

Mr. Yasushi Ohkubo	Retired	Managing Executive Officer Branch Banking Division

Mr. Torao Yamakawa	Retired	Executive Officer General Manager of Nihonbashi Branch

Mr. Akinori Bou	Retired	Executive Officer General Manager of Ginza Branch

Mr. Takeshi Honda	Retired	Executive Officer General Manager of Kyobashi Branch

Mr. Toichiro Matsutani	Retired	Corporate Auditor (full-time)

Name	New Position (effective as of April 2, 2007)	Current Position
Mr. Shigeru Matsuura	Retired	Corporate Auditor (full-time)

The appointment of Messrs. Tetsuji Kosaki, Naomi Inoue, Takuro Yoshida and Shuzo Haimoto as directors and the appointment of Messrs. Hiroshi Kiyama and Teruo Fujino as corporate auditors are subject to approval at the general meeting of shareholders of MHBK to be held on April 2, 2007.

[Mizuho Corporate Bank, Ltd. (MHCB)]

Name	New Position (effective as of April 2, 2007)	Current Position
Mr. Norimasa Kuroda	Deputy President (Representative Director)	Managing Director and Managing Executive Officer Head of International Banking Unit

Mr. Takashi Tsukamoto	Deputy President (Representative Director)	Managing Director and Managing Executive Officer Chief Strategy Officer, Chief Financial Officer

Mr. Yasuhiro Sato	Deputy President (Representative Director) Chief Auditor	Managing Director and Managing Executive Officer Head of Corporate Banking Unit

Mr. Masao Fujioka	Managing Director and Managing Executive Officer Chief Risk Officer, Chief Human Resources Officer	Managing Executive Officer Chief Risk Officer, Chief Human Resources Officer

Mr. Tetsuo Hiramatsu	Managing Director and Managing Executive Officer Chief Strategy Officer, Chief Financial Officer	Executive Officer General Manager of Human Resources Management Division

Mr. Mikito Nagai	Managing Director and Managing Executive Officer Head of Corporate Banking Unit	Executive Officer General Manager of Corporate Banking Division No.9

Mr. Norio Nakajima	Managing Executive Officer Head of Global Markets Unit, Head of Global Alternative Investment Unit	Managing Executive Officer Head of Global Markets Unit

Mr. Takashi Sato	Managing Executive Officer Head of Global Transaction Banking Unit, Chief Information Officer, Chief Operations Officer	Managing Executive Officer

Mr. Motoo Nagai	Managing Executive Officer Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit	Executive Officer General Manager of Corporate Banking Division No.6

Name	New Position (effective as of April 2, 2007)	Current Position
Mr. Motonobu Sugimoto	Managing Executive Officer	Executive Officer General Manager of Osaka Corporate Banking Division No.2

Mr. Jun Watanabe	Managing Executive Officer	Executive Officer General Manager of Corporate Banking Division No.16

Mr. Seiichi Chiba	Managing Executive Officer	Executive Officer General Manager of Corporate Restructuring Division No.1

Mr. Setsu Onishi	Managing Executive Officer Head of Global Syndicated Finance Unit, Head of Global Financial Products Unit	Executive Officer General Manager of Corporate Banking Division No.14

Mr. Hidetake Nakamura	Managing Executive Officer Head of International Banking Unit	Executive Officer General Manager of Corporate Banking Division No.13

Mr. Katsuji Nagatsu	Executive Officer	General Manager of Nihonbashi Corporate Banking Division

Mr. Hideo Ishii	Executive Officer	General Manager of Fukuoka Corporate Banking Division

Mr. Tsuyoshi Hase	Executive Officer	General Manager of Portfolio Management Division

Mr. Sukehiro Ito	Executive Officer	General Manager of Industry Research Division

Mr. Kimiharu Mayama	Executive Officer	General Manager of Financial Institutions Banking Division No.1

Mr. Shuji Ayabe	Executive Officer	General Manager of Corporate Banking Division No.17

Mr. Kotaro Nakazawa	Executive Officer	General Manager of China Business Promotion Division

Mr. Takehito Miyaguchi	Executive Officer	General Manager of Beijing Branch

Mr. Shinya Wako	Executive Officer	General Manager of Project Finance Division No.1

Mr. Nobuhide Hayashi	Executive Officer	General Manager of Global Trade Finance Division

Mr. Hideyuki Takahashi	Executive Officer	Senior Corporate Officer of Strategic Planning Group

Name	New Position (effective as of April 2, 2007)	Current Position

Mr. Daisaku Abe	Executive Officer	General Manager of Executive Secretariat

Mr. Shigeto Yanase	Executive Officer	General Manager of Corporate Banking Division No.4

Mr. Keizo Nemoto	Corporate Auditor (full-time)	Mizuho Bank, Ltd. General Manager of Marunouchi Branch

Mr. Masayoshi Kanaji	Retired	Deputy President (Representative Director)

Mr. Shusaku Minoda	Retired	Managing Executive Officer Head of Global Syndicated Finance Unit, Head of Global Financial Products Unit

Mr. Shigeru Yamamoto	Retired	Managing Executive Officer Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Corporate Restructuring Business Unit

Mr. Kiyoto Matsuda	Retired	Managing Executive Officer

Mr. Tatsutsugu Fujihara	Retired	Managing Executive Officer

Mr. Yutaka Endo	Retired	Executive Officer General Manager of International Coordination Division

Mr. Hiroshi Motoyama	Retired	Executive Officer General Manager of IT & Systems Planning Division

Mr. Satoru Akiyama	Retired	Executive Officer General Manager of Syndicated Finance Distribution Division

Mr. Yukio Matsunaga	Retired	Executive Officer General Manager of Bangkok Branch

Mr. Hiroshi Yamamoto	Retired	General Manager of Corporate Banking Division No.12

Mr. Masatoshi Muto	Retired	Executive Officer General Manager of International Treasury Division

Name	New Position (effective as of April 2, 2007)	Current Position
Mr. Tsuyoshi Kusumoto	Retired	Corporate Auditor (full-time)

The appointment of Messrs. Masao Fujioka, Tetsuo Hiramatsu and Mikito Nagai as directors and the appointment of Mr. Keizo Nemoto as corporate auditor are subject to approval at the general meeting of shareholders of MHCB to be held on April 2, 2007.

[Mizuho Securities Co., Ltd. (MHSC)]

Name	New Position (effective as of April 2, 2007)	Current Position

Mr. Kiyoto Matsuda	Deputy President (Representative Director)	Mizuho Corporate Bank, Ltd. Managing Executive Officer

Mr. Kunimi Tokuoka	Managing Director Head of Global Investment Banking Groups, Head of Financial Institutions & Public Institutions Group, Head of Investment Banking Products Group	Managing Director Head of Investment Banking Products Group

Mr. Takahisa Matsuura	Managing Director Head of Global Markets & Products Groups	Managing Director Co- Head of Equity Group

Mr. Yutaka Endo	Managing Director Head of Planning Group	Mizuho Corporate Bank, Ltd. Executive Officer General Manager of International Coordination Division

Mr. Hiroshi Ikeda	Managing Director Head of Investment Banking Group I	Managing Director Head of Investment Banking Group

Mr. Tetsuya Fukabori	Managing Director Head of Investment Banking Group II	Managing Director Head of Capital Markets Group

Mr. Makoto Fujimaki	Managing Director Joint Head of Investment Banking Group II	Managing Director Joint Head of Capital Markets Group

Mr. Yuichiro Ikeda	Managing Director Head of International Business Group	Managing Director Head of International Business Promotion Group

Mr. Tadao Ogoshi	Managing Director Joint Head of International Business Group	Managing Director Joint Head of Advisory Group

Mr. Koichiro Sugii	Managing Director Head of Equity Group, Co- Head of Products Promotion Group	Managing Director Co- Head of Equity Group, Head of Products Promotion Group

Name	New Position (effective as of April 2, 2007)	Current Position
Mr. Satoru Akiyama	Managing Director Co- Head of Products Promotion Group	Mizuho Corporate Bank, Ltd. Executive Officer General Manager of Syndicated Finance Distribution Division

Mr. Yoshiaki Ohashi	Managing Director Head of Risk Management & Finance Group	Mizuho Financial Group, Inc. Executive Officer General Manager of Corporate Communications

Mr. Futoshi Okada	Managing Director Joint Head of Investment Banking Group I	Joint Head of Investment Banking Group, General Manager of J-REIT Business Promotion & Coordination Department

Mr. Shingo Ishizaki	Managing Director Head of Kansai Investment Banking Group	Investment Banking Group Senior General Manager, Capital Markets Group Senior General Manager

Mr. Junichi Nakamura	Managing Director Head of Capital Markets Group	Head of Syndication Group

Mr. Kosuke Arao	Managing Director Joint Head of Equity Group	Joint Head of Equity Group, Equity Group Senior General Manager

Mr. Takeshi Senda	Managing Director Mizuho International plc President & CEO	General Manager, Planning Group International Department Mizuho International plc President & CEO

Mr. Hajime Nakai	Retired	Managing Director Head of Planning Group, Head of Risk management & Finance Group

The appointment of Mr. Kiyoto Matsuda as director is subject to approval at the general meeting of shareholders of MHSC to be held on April 2, 2007.

[Mizuho Trust & Banking Co., Ltd. (MHTB)]

Name	New Position (effective as of April 2, 2007)	Current Position
Mr. Mareto Sako	Deputy President (Representative Director)	Senior Managing Director and Senior Managing Executive Officer

Mr. Yasushi Ohkubo	Deputy President	Mizuho Bank, Ltd. Managing Executive Officer Branch Banking Division

Mr. Eisuke Marumori	Managing Executive Officer	Managing Executive Officer General Manager of Treasury Department

Mr. Naoki Furuya	Managing Executive Officer	Executive Officer

Mr. Akinori Bou	Managing Executive Officer	Mizuho Bank, Ltd. Executive Officer General Manager of Ginza Branch

Mr. Yoriaki Takebe	Managing Executive Officer General Manager of Business Planning Department	Executive Officer General Manager of Real Estate Planning Department

Mr. Norio Matsuo	Executive Officer General Manager of Nagoya Branch	Executive Officer General Manager of Business Planning Department

Mr. Eiji Sumikura	Executive Officer General Manager of Real Estate Planning Department	Executive Officer General Manager of Sapporo Branch

Mr. Shigeki Kuwahara	Executive Officer General Manager of Real Estate Business Department IV	General Manager of Real Estate Business Department IV

Mr. Ryuichiro Nomura	Executive Officer General Manager of Trust Business Advisory Department	General Manager of Trust Business Advisory Department

Mr. Tsutomu Tsunashima	Executive Officer General Manager of Osaka Branch	General Manager of Business Department II

Mr. Masao Fukuda	Executive Officer General Manager of Asset Management Business Planning Department	General Manager of Portfolio Management Department

Name	New Position (effective as of April 2, 2007)	Current Position

Mr. Kouji Kawakubo	Executive Officer General Manager of Corporate Business Planning Department	General Manager of Corporate Business Planning Department

Mr. Kiyotaka Nakakita	Executive Officer General Manager of Business Department II	General Manager of Corporate Planning Department

Mr. Nobuyuki Minato	Executive Officer General Manager of Pension Business Planning Department	General Manager of Pension Business Planning Department

Mr. Chiharu Baba	Director	Deputy President (Representative Director)

Mr. Yasuyuki Arima	Director	Managing Director and Managing Executive Officer

Mr. Hiromi Konno	Director	Managing Director and Managing Executive Officer

Mr. Takatoshi Aoki	Retired	Executive Officer General Manager of Pension Actuarial Services Department

Mr. Minoru Nakanishi	Retired	Executive Officer General Manager of Osaka Branch

Mr. Kou Uomoto	Retired	Executive Officer General Manager of Nagoya Branch

Mr. Masato Murakami	Retired	Executive Officer General Manager of Asset Management Business Planning Department

Name	New Position (to become effective in late June 2007)	Current Position

Mr. Yasushi Ohkubo	Deputy President (Representative Director)	(Mentioned above)

Mr. Naoki Furuya	Managing Director and Managing Executive Officer	(Mentioned above)

Mr. Akinori Bou	Managing Director and Managing Executive Officer	(Mentioned above)

Mr. Hiroyuki Sugahara	Corporate Auditor (full-time)	Executive Officer General Manager of Internal Audit Department

Name	New Position (to become effective in late June 2007)	Current Position

Mr. Yoichi Takamiya	Corporate Auditor	Sompo Japan Insurance Inc. Senior Managing Executive Officer

Mr. Chiharu Baba	Retired	(Mentioned above)

Mr. Yasuyuki Arima	Retired	(Mentioned above)

Mr. Hiromi Konno	Retired	(Mentioned above)

Mr. Tsutomu Kameda	Retired	Corporate Auditor (full-time)

Mr. Kazuto Baba	Retired	Corporate Auditor

The appointment of Messrs. Yasushi Ohkubo, Naoki Furuya and Akinori Bou as directors and the appointment of Messrs. Hiroyuki Sugahara and Yoichi Takamiya as corporate auditors are subject to approval at the regular general meeting of shareholders of MHTB to be held in late June 2007. Mr. Takamiya qualifies as an “outside corporate auditor” under the Company Law of Japan.